UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Anheuser-Busch InBev SA/NV

(Name of Issuer)

Ordinary Shares, without nominal value

(Title of Class of Securities)

03524A108 (for American Depositary Receipts of the Issuer)

(CUSIP Number)

W. Hildebrandt Surgner, Jr.

Corporate Secretary and

Senior Assistant General Counsel

Altria Group, Inc.

6601 West Broad Street

Richmond, Virginia 23230

(804) 274-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew J. Nussbaum, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

October 11, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03524A108 (for American Depositary Receipts of the Issuer)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Altria Group, Inc. 13-3260245
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (see disclosure in Item 6 under the caption “Voting Agreement”)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (a)
	8.	Shared Voting Power 1,125,435,392 (a)
	9.	Sole Dispositive Power 197,057,354 (a)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,435,392 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.6% (b)
14.	Type of Reporting Person (See Instructions) CO

(a) Anheuser-Busch InBev SA/NV (the “Issuer”) has two classes of shares outstanding – restricted shares without nominal value (“Restricted Shares”) and ordinary shares without nominal value (“Ordinary Shares,” and together with the Restricted Shares, “Voting Shares”). The Ordinary Shares are registered under Section 12(b) of the Exchange Act. As described in more detail in this Schedule 13D, the Restricted Shares and Ordinary Shares rank equally with respect to voting rights, and the Restricted Shares shall be convertible into Ordinary Shares at the option of the holder thereof on or after October 11, 2021 and in certain other limited circumstances.

The amounts reported in Rows 7-12 of the cover page to this Schedule 13D represent (i) 11,941,937 Ordinary Shares and 185,115,417 Restricted Shares beneficially owned by Altria Group, Inc. (“Altria”) with respect to which Altria has sole dispositive power and shared voting power and (ii) an additional 928,378,038 Voting Shares, consisting of 96,862,718 Restricted Shares held by Bevco Lux S.à.r.l, formerly known as BEVCO Ltd. (“BEVCO”) and 831,515,320 Ordinary Shares held by Stichting Anheuser-Busch InBev (the “Stichting”) and certain of its affiliates, with respect to which Altria may be deemed to have shared voting power by virtue of a voting and support agreement (the “Voting Agreement”) among Altria, BEVCO and the Stichting described in more detail in Item 6 of this Schedule 13D.

(b) Based on a total of 1,889,679,899 Ordinary Shares deemed to be outstanding as of October 11, 2016, which is calculated based upon the sum (i) 1,607,701,764 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which Altria may be deemed to have shared voting power by virtue of the Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the ordinary shares without nominal value (“Ordinary Shares”) of Anheuser-Busch InBev SA/NV, a public limited liability company incorporated in the form of a société anonyme/naamloze vennootschap under Belgian law (the “Issuer”). The principal executive office of the Issuer is located at Rue Royale, 4th Floor, 1000 Brussels, Belgium. In addition to the Ordinary Shares, the Issuer also has outstanding a class of restricted shares without nominal value, the terms of which are described in Item 6 of this Schedule 13D (“Restricted Shares,” and together with the Ordinary Shares, “Voting Shares”).

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Exchange Act, by Altria Group, Inc. (“Altria”). Altria is a holding company incorporated in the Commonwealth of Virginia in 1985. As of the date of this Schedule 13D, Altria’s wholly-owned subsidiaries include, among others, Philip Morris USA Inc. (“PM USA”), which is engaged predominantly in the manufacture and sale of cigarettes in the United States; John Middleton Co., which is engaged in the manufacture and sale of machine-made large cigars and pipe tobacco, and is a wholly-owned subsidiary of PM USA; and UST LLC, which through its wholly-owned subsidiaries, including U.S. Smokeless Tobacco Company LLC and Ste. Michelle Wine Estates Ltd., is engaged in the manufacture and sale of smokeless tobacco products and wine.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Altria is set forth on Schedule A, which is attached hereto and incorporated herein by reference.

During the last five years, neither Altria nor, to the best knowledge of Altria, any of the directors or executive officers who are identified in Schedule A attached hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On October 10, 2016, the legacy Anheuser-Busch InBev SA/NV (“Legacy AB InBev”) completed its previously announced business combination (the “Transaction”) with SABMiller plc (“SABMiller”), as a result of which the Issuer owns the combined SABMiller and Legacy AB InBev businesses. Following the Transaction, Altria received, in respect of its 430,000,000 ordinary shares of SABMiller, an interest that was converted into 185,115,417 Restricted Shares, and approximately $4.8 billion in pre-tax cash.

In addition, Altria has purchased 11,941,937 Ordinary Shares for aggregate consideration (excluding brokerage commissions) of approximately $1.53 billion.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated herein by reference. Altria intends to assess its investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s and Altria’s respective businesses, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors that Altria may deem relevant, Altria may acquire additional securities of the Issuer or, subject to terms and restrictions set forth in the Issuer’s articles of association (the “Articles of Association”) described in Item 6 of this Schedule 13D, dispose of part or all of its investment in the Issuer, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by Altria at any time without prior notice.

Altria may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Subject to the foregoing and except as described in this Schedule 13D, neither Altria nor, to the best of its knowledge, any of the individuals identified on Schedule A attached hereto, has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) though (j), inclusive, of the instructions to Item 4 of Schedule 13D. Altria intends to review its investment in the Issuer on a continuing basis and reserves the right, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Altria is the beneficial owner of, and has sole dispositive power and shared voting power with respect to, 11,941,937 Ordinary Shares and 185,115,417 Restricted Shares, which shall be convertible into Ordinary Shares at Altria’s option beginning on October 11, 2021. The Voting Shares described in the preceding sentence represent approximately 10.2% of the 1,933,701,581 Voting Shares (including 325,999,817 Restricted Shares) issued and outstanding as of October 11, 2016, or 10.4% of the Ordinary Shares deemed to be outstanding based upon the calculation set forth in the third paragraph of this Item 5.

Altria may also be deemed to have shared voting power with respect to an additional 928,378,038 Voting Shares, consisting of 96,862,718 Restricted Shares held by Bevco Lux S.à.r.l, formerly known as BEVCO Ltd. (“BEVCO”) and 831,515,320 Ordinary Shares held by Stichting Anheuser-Busch InBev (the “Stichting”) and certain of its affiliates, by virtue of a voting and support agreement (the “Voting Agreement”) among Altria, BEVCO and the Stichting described in more detail in Item 6 of this Schedule 13D. Accordingly, Altria may be deemed to have aggregate beneficial ownership of approximately 59.6% of the Ordinary Shares deemed to be outstanding based upon the calculation set forth in the following paragraph.

The percentages of Ordinary Shares outstanding specified above are based on a total of 1,889,679,899 Ordinary Shares deemed outstanding as of October 11, 2016, which is calculated based upon the sum (i) 1,607,701,764 Ordinary Shares issued and outstanding as of such date and (ii) 281,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which Altria may be deemed to have shared voting power by virtue of the Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

To the knowledge of Altria, except as set forth on Schedule A attached hereto, none of the persons identified on Schedule A beneficially owns any shares of the Issuer.

Exhibit 99.7, which is incorporated by reference into this Item 5 as if restated in full, describes all of the transactions in the Ordinary Shares that were effected in the past 60 days by Altria. Except as set forth in this Schedule 13D (including Exhibit 99.7), neither Altria nor, to the knowledge of Altria, any person identified on Schedule A to this Schedule 13D has effected any transaction in the Voting Shares of the Issuer during the past 60 days.

To the knowledge of Altria, no person other than Altria has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Voting Shares with respect to which Altria is reporting sole dispositive power in this Schedule 13D. Altria has no power to receive or direct the receipt of dividends from, or the proceeds of the sale of, any of the Voting Shares held by BEVCO or the Stichting or its affiliates.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Terms of the Restricted Shares

The terms of the Restricted Shares and the rights of the holders thereof are governed by the Articles of Association.

Dividends and Voting Rights

The Restricted Shares rank equally with the Ordinary Shares with regards to dividends and voting rights.

Governance Rights

So long as the holders of Restricted Shares (together with their affiliates, successors and successors’ affiliates) own or control within the meaning of Article 5 of the Belgian Companies Code:

•	more than 13.5% of the issued and outstanding Voting Shares, three directors shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares;

•	more than 9% but not more than 13.5% of the issued and outstanding Voting Shares, two directors shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares; and

•	more than 4.5% but not more than 9% of the issued and outstanding Voting Shares, one director shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares.

As of October 11, 2016, the Restricted Shares, in the aggregate, represented approximately 16.9% of the issued and outstanding Voting Shares, and Altria’s 185,115,417 Restricted Shares represented approximately 56.8% of the total number of issued and outstanding Restricted Shares. The foregoing percentages are based on a total of 1,933,701,581 Voting Shares (including 325,999,817 Restricted Shares) issued and outstanding as of October 11, 2016. Because the holders of Restricted Shares vote cumulatively with respect to selecting director candidates and as a result of the Voting Agreement (as described below), Altria’s percentage ownership of Voting Shares of the Issuer provides it with the effective ability to select two directors for appointment to the Issuer’s Board of Directors. Martin J. Barrington, Altria’s Chairman, Chief Executive Officer and President, and William F. Gifford, Jr., Altria’s Executive Vice President and Chief Financial Officer, have been appointed to the Issuer’s board of directors.

Transferability and Conversion

The Restricted Shares are unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR program and subject to, among other things, restrictions on transfer until converted into Ordinary Shares. The Restricted Shares will be convertible at the election of the holder into Ordinary Shares on a one-for-one basis beginning October 11, 2021 (the period until such time, the “Lock-Up Period”). Restricted Shares may also be subject to conversion prior to expiration of the Lock-Up Period in certain specific limited circumstances detailed in the Articles of Association, including in the event of an enforcement action by a pledgee.

Pledging of Restricted Shares

Notwithstanding the transfer restrictions described above, holders of Restricted Shares are permitted to enter into pledging arrangements with respect to their Restricted Shares under the circumstances set forth in the Articles of Association. On November 11, 2015, Altria received the irrevocable consent of Legacy AB InBev (the “Pledge Consent”), which is binding on the Issuer and its board of directors, to make pledges of its Restricted Shares as contemplated by the Articles of Association. As of the date of this Schedule 13D, none of Altria’s Restricted Shares are subject to a pledge.

Voting Agreement

On October 8, 2016, Altria, BEVCO and the Stichting entered into the Voting Agreement. The Voting Agreement requires, among other things, that the parties exercise, and cause certain of their affiliates to exercise, the rights attaching to their Ordinary Shares and/or Restricted Shares, as the case may be, to give effect to the director appointment rights of the holders of Restricted Shares and the Stichting set forth in the Articles of Association. The Voting Agreement has an initial term expiring on August 27, 2034, which may be extended or renewed under certain circumstances described in the Voting Agreement.

As a result of the Voting Agreement, Altria may be deemed to comprise a group, within the meaning of the Exchange Act, with BEVCO, the Stichting and the Stichting’s affiliates whose shares are subject to the Voting Agreement, that may be deemed to share voting power with respect to the aggregate 1,125,435,392 Voting Shares held by Altria and such persons, which represents approximately 59.6% of the Ordinary Shares deemed to be outstanding based on the calculation set forth in the third paragraph of Item 5 of this Schedule 13D. Altria disclaims beneficial ownership of all of the Voting Shares held by BEVCO, the Stichting and the Stichting’s affiliates, and the filing of this Schedule 13D shall not be construed as an admission that Altria is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

Registration Rights Agreement

On October 10, 2016, Altria and the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement generally provides holders of Restricted Shares (following expiration of the Lock-Up Period) and permitted transferees of such holders’ pledgees with demand and piggyback registration rights, subject to certain customary terms, conditions and exceptions described in the Registration Rights Agreement, including that the Issuer shall only be obliged to file a registration statement pursuant to the Registration Rights Agreement if holders of Restricted Shares holding in aggregate at least the lesser of $2.5 billion in market value and 1.5% of the Issuer’s Ordinary Shares so request. BEVCO acceded as a party to the Registration Rights Agreement on October 14, 2016.

Tax Matters Agreement

On November 11, 2015, Altria entered into a tax matters agreement with Legacy AB InBev, which the parties amended and restated on August 25, 2016 (as amended from time to time, the “Tax Matters Agreement”), providing for certain covenants, representations and warranties and indemnification obligations of the Issuer and Legacy AB InBev in connection with the tax treatment of the Transaction and the provision of information necessary to assist Altria in connection with its United States federal income tax reporting.

Information Rights Agreement

Altria and Legacy AB InBev entered into an information rights agreement on November 11, 2015 (the “Information Rights Agreement”), pursuant to which the Issuer will provide Altria with certain financial information necessary to assist Altria in connection with its financial reporting, financial controls and financial planning.

The foregoing summary of the material terms of the Restricted Shares, the Pledge Consent, the Voting Agreement, the Registration Rights Agreement, the Tax Matters Agreement and the Information Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Articles of

Association, the Pledge Consent, the Voting Agreement, the Registration Rights Agreement, the Tax Matters Agreement and the Information Rights Agreement, copies of which are filed as Exhibits 99.1 - 99.6 to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

99.1	Articles of Association of Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 99.4 to the Current Report on Form 6-K (second of two such filings) filed by the Issuer with the Securities and Exchange Commission on October 11, 2016)

99.2	Pledge Consent Letter, dated November 11, 2015, by and between Altria Group, Inc. and Anheuser-Busch InBev SA/NV

99.3	Voting Agreement, dated October 8, 2016, among Altria Group, Inc., BEVCO Ltd. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Altria Group, Inc. on October 11, 2016)

99.4	Registration Rights Agreement, dated October 10, 2016, by and among Altria Group, Inc., Anheuser-Busch InBev SA/NV and Bevco Lux S.à.r.l.

99.5	Amended and Restated Tax Matters Agreement, dated August 25, 2016, between Altria Group, Inc. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Altria Group, Inc. on October 11, 2016)

99.6	Information Rights Agreement, dated November 11, 2015, between Altria Group, Inc. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by Altria Group, Inc. on November 12, 2015)

99.7	Trading Data

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2016

ALTRIA GROUP, INC.

By:	/s/ IVAN S. FELDMAN
Name:	Ivan S. Feldman
Title:	Vice President and Controller

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

ALTRIA GROUP, INC.

The following table sets forth the name, present occupation or employment and business address of each director and executive officer of Altria. Each such person is a citizen of the United States. The business address of each director and executive officer of Altria is 6601 West Broad Street, Richmond, Virginia 23230.

Name	Relationship to Altria	Present Occupation or Employment[1]

Gerald L. Baliles[2]	Director	Retired Director and Chief Executive Officer, Miller Center of Public Affairs

Martin J. Barrington	Chairman of the Board, Chief Executive Officer and President

Daniel J. Bryant	Vice President and Treasurer

John T. Casteen III	Director	President Emeritus, University of Virginia

James E. Dillard III	Senior Vice President, Research, Development and Regulatory Affairs

Dinyar S. Devitre[3]	Director	Special Advisor, General Atlantic LLC

Thomas F. Farrell II	Director	Chairman, President and Chief Executive Officer, Dominion Resources, Inc.

Ivan S. Feldman	Vice President and Controller

Clifford B. Fleet	President and Chief Executive Officer, Philip Morris USA Inc.

William F. Gifford, Jr.	Executive Vice President and Chief Financial Officer

Craig A. Johnson	President and Chief Executive Officer, Altria Group Distribution Company

Thomas W. Jones	Director	Senior Partner, TWJ Capital LLC

Denise F. Keane	Executive Vice President and General Counsel

Debra J. Kelly-Ennis	Director	Retired President and Chief Executive Officer, Diageo Canada, Inc.

W. Leo Kiely III	Director	Retired Chief Executive Officer, MillerCoors LLC

[1]	If different from such person’s relationship to Altria described in the preceding column
[2]	Governor Baliles beneficially owns 95 Ordinary Shares
[3]	Mr. Devitre beneficially owns 19,214 Ordinary Shares

Name	Relationship to Altria	Present Occupation or Employment[1]

Salvatore Mancuso	Senior Vice President, Strategy, Planning and Procurement

Kathryn B. McQuade	Director	Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited

George Muñoz	Director	Principal, Muñoz Investment Banking Group, LLC and Partner, Tobin & Muñoz

Brian W. Quigley	President and Chief Executive Officer, U.S. Smokeless Tobacco Company LLC

Nabil Y. Sakkab	Director	Retired Senior Vice President, Corporate Research and Development, The Procter & Gamble Company

W. Hildebrandt Surgner, Jr.	Corporate Secretary

Charles N. Whitaker	Senior Vice President, Human Resources, Compliance and Information Services and Chief Compliance Officer

Howard A. Willard III	Executive Vice President and Chief Operating Officer

[1]	If different from such person’s relationship to Altria described in the preceding column